VALO

Hydrofoils unleashing a new era of water transportation


VALO

ridevalo.com Alameda CA

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Featured Investors

Investors include

Symbio Ventures | Fifty Years | Y Combinator (YC) | Metaplanet Holdings | Soma Capital | Gustaf Alstromer | Lower Carbon Capital

Symbio Ventures

Syndicate Lead

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Valo is revolutionizing transportation on water with their unique electrical foiling technology. Their expertise and passion make us convinced that they'll own the marketEVs electric foiling grows into an industry norm. Their pioneering work, combined with strong partnerships and sustainable solutions, already positions them as leaders in a rapidly growing industry. The business case for their solution on water makes even more sense than EVs on land, offering a very promising investment opportunity ahead!

Invested $50,000 this round

Highlights

1. $3.5M+ hydrofoil watercraft pre-sales

2. $124M in Letters of Intent with Fortune 100 firms, ferry groups, & original equipment manufacturers
3. Led by 2X YC-backed founder & world-class team from Mckinsey, Oracle, & Boeing
4. Team has built 1st hydrofoiling container ship, e-foiling boats, self-landing rockets, & drones
5. Massive $114B recreational & commercial boating market
6. Backed by leading venture funds Y-Combinator (YC), Soma Capital, Fifty Years VC, & Climate Capital

Our Team



Ed Kearney CEO

Serial entrepreneur. 4x founder, 2x YC-backed & 2 exits. Co-founder of world's largest photography company, Snappr, grew from 0-2K photographers in 6 countries. Creator of 1st hydrofoiling container ship. MEng Oceanography University of New South Wales.



Reo Baird CTO

Hydrofoiling tech + engineering expert. Co-founder and former CTO of e-foil boat company Navier. Ex-McKinsey consultant focussed on marine. BS Aerospace + ME Electrical & Computer Science Massachusetts Institute of Technology (MIT).



Paul Beiker Naval Architecture Consultant

Pioneer in marine design. 30+ years in high tech marine design + engineering. Principal design engineer on Oracle Team USA foiling boats.



Mateo Pena Doll Mechanical Engineering + Powertrain Consultant

Powertrain industry veteran. Owner at marine powertrain leader Doll Motors. Co-founder of New Valence Robotics (Acquired by Cincinnati). Mechanical Engineering MIT.



Benjamin Tripplet, PhD Lead GNC Engineering Consultant

Navigation + control engineer. 25+ years experience in control systems. Ex-Boeing, Insitu, & Masten Guidance. Built guidance systems for surveillance drones + self-landing rockets. PhD University Washington.

Why Valo?


VALO



Summary

At Valo, we are unlocking the next revolution in transportation by developing hydrofoil electric vessels that are 90% more efficient than traditional gas powered vessels.

We are doing this by leveraging our Hydrofoil Technology Platform, and entering the market in three distinct stages:

1. **The Valo Hyperfoil** - a cutting edge personal watercraft sold to consumers
2. **Mid-sized hydrofoil systems** - sold to recreational and commercial boat builders for integration into boats 14 to 40 feet in length.
3. **High powered commercial hydrofoil systems** - Sold to larger shipyards & enables passenger ferries and micro container ships

Valo is reimagining the $114B marine industry and is backed by Y-Combinator, notable VCs including Soma Capital, Fifty Years, and Climate Capital, and the founders of game-changing companies like Skype.

From personal watercraft to larger commercial vessels, our hydrofoil technology platform is making watercraft more efficient, more sustainable, and fully electric - all while improving the on water experience.



Valo Hyperfoil alpha prototype

Led by a rockstar team of aerospace engineers, boating experts, and a two-time YC-backed founder with 2 successful exits whose companies have raised $50M in VC funding, Valo is uniquely positioned to pioneer the next transportation revolution.

The Problem:

Boats rely on inefficient, outdated technology

Water, through much of history, was our primary means of transporting people and goods. Access to navigable waterways played a key role in urban development and left a lasting legacy - with 40% of Americans living in coastal counties which represent only 10% of our land mass. Water transport is also critical to the global economy


Water mobility is critical to international transportation and logistics
71% of the world is covered in water...
Tens of millions
people who rely on daily water transit annually
11 billion tons
goods transported by water annually
$14 trillion
value of global trade over water

However, water mobility is at a standstill, anchored by outdated technology. Ship designs still ride on the age-old principles of buoyancy first floated by Archimedes way back in 246 BC. These designs work well for bulk transport of goods at low speeds, but that is about it. The instant you try to speed up a traditional boat or ship, energy consumption increases immensely due to the high drag of water. For example, a typical gas powered small recreational speedboat - comparable in capacity to a personal car - has staggeringly poor fuel economies of just 1.6 miles per gallon.


1.6 mile / gallon
Average fuel consumption of 30ft-40ft boat category Average speed 30mph, 2013 boatfuelconsumption.com test data.
CO2 emissions
One of the fastest growing sources of CO2 emissions

The modern world demands speed. As a result, we have replaced our slow, outdated ship designs with alternative methods of transportation - cars, trucks, jet planes, and the like. Today, our expensive and limited land-based infrastructure is choked beyond capacity. And, the once-bustling waterways our cities were built around sit empty and under utilized.

This is where we at Valo see a massive opportunity. Hydrofoils are able to bring a step-function efficiency increase to high speed boats and ships - A hydrofoil electric vessel is about 15x more efficient than a traditional gas-powered design, enabling them to become real alternatives to traditional forms of urban transport. However, due to technological difficulty, hydrofoil boats have yet to be widely adopted. At the core of this technological difficulty is the advanced computerized control system required to keep a hydrofoil vessel stable.

The Solution:


Valo unlocks hydrofoil technology for the entire marine industry

With Valo, vessels from small to medium size will finally be fast, energy efficient, and entirely electric, and can now become a real cost effective alternative to other forms of transportation. How? We unleash the power of hydrofoils.

By leveraging the principles of hydrodynamic lift, hydrofoils elevate a boat's hull out of the water, dramatically reducing drag and enabling a smooth, gliding motion above the surface. This minimizes discomfort due to waves, boosts speed, and slashes energy consumption and operational costs by up to 15x - all while delivering an effortless, exhilarating and near-silent journey. We see a future where waterways and bodies of water are fully leveraged for clean, near-silent recreation and enjoyment, as well as for new forms of mass mobility.



Hydrofoil benefits:
15x
More efficient
(32 MPGe vs 2 MPG)
8.7x
Lower Energy Cost
($0.2/nmi vs $1.7/nmi)
Smooth
Ride
Near-Zero
Noise
Comparison of 28ft electric hydrofoil boat and comparable 28ft gas boats at cruise speed

Our Technology:

The core of our company is the technology that we have spent the last 5 years developing, which we call the Valo Hydrofoil Technology Platform. It is a fully integrated system of hydrofoils, electric propulsion, batteries and proprietary Skyride flight control software.

This stability software, which is the core of our technology, precisely controls the vehicle, keeping it stable and rejecting disturbances while only needing low cost off the shelf sensors that scale into mass production. This system has been built and tested, and is now ready for commercial applications.

Valo's hydrofoil technology platform propels water mobility into a new era

Meet Valo's hydrofoil technology platform. It is a fully integrated system of hydrofoils, electric propulsion, batteries and proprietary Skyride flight control software. This stability software, which is the core of our technology, precisely controls the vehicle, keeping it stable and rejecting disturbances while only needing low cost off the shelf sensors that scale into mass production.



Height sensors
Flight computer and flight control software
Battery pack
Front foil assembly
Propulsion units
Aft foil assemblies
Valo's Hydrofoil Technology Platform

The Market:

Rising fuel costs and a need for efficiency demonstrate clear and immediate demand for our hydrofoiling technology, Valo is poised to be the market leader for electrifying all recreational and commercial marine transportation. We are bringing cutting-edge technology to a $114B+ total addressable market.



Recreational
$42bn
Passenger transport
$22bn
Short sea cargo shipping
$40bn
Defense & military
$10bn

Our First Product - The Valo Hyperfoil



Our market entry product:
Valo Hyperfoil
$1.5B market opportunity
$3.5M in pre-sales
First deliveries mid 2024
Near-Zero wake
Zero emissions
100% electric
42mph Top speed

Our first product is the Valo Hyperfoil, a 2-person electric hydrofoil personal watercraft, built on our hydrofoil technology platform. With a top speed of 42mph, a range of 62 miles, and all-electric near-silent operation, the Valo Hyperfoil represents a quantum leap forward in personal watercraft.



Valo Hyperfoil
Boundary Layer Technologies
00:28
vimeo

Valo is creating a category of its own

Hydrofoiling is one of the fastest growing segments in watersports, with foiling surfboard and e-foil boards having become incredibly popular in the last 10 years due to the excitement and thrill of flying over water. This is all despite a steep learning curve and other impediments to adoption. The Valo Hyperfoil is the next logical step in foiling sports, where a rider can experience the sheer joy of foiling flight without a challenging learning curve or superior athletic skill, opening up the experience to a far wider customer base.



The structure of the personal watercraft market is also very favorable. It is large and consolidated - approximately 80,000 personal watercraft are sold each year for a total of ~$1.5bn in sales with three major players each holding significant market share.



Testing of the Valo Hyperfoil alpha prototype

We have demonstrated strong market demand for the Valo Hyperfoil with $3.5m in pre-sales (note about pre-sales). Customers have paid a deposit of $500 - $1,000 per vehicle, with the rest of the revenue incoming once we've delivered, and two customers already paying full price in advance to be first in line. We have completed testing of our first prototype of the Valo Hyperfoil and are on track to delivering the first vehicles to our customers in 2024.

Not merely a concept, the first Valo Hydrofoil is already making its mark on waters today.


FIRST LOOK - Valo Hyperfoil Alpha Prototype
Boundary Layer Technologies
VALO
HYPERFOIL


01:54
vimeo



Alex Teng - Partner, Fifty Years VC

"Getting on the Valo Hyperfoil was like nothing I'd experienced before. When it lifted out of the water I felt like I was flying. It's the closest I've ever felt to nature on a boat — just the wind in my hair and the tiny swish of water as I flew across the surface."

Our second product: Mid sized hydrofoil systems for boat OEMs

